VIRTUS FUNDS

August 31, 2015

Fund	Trust Size	Req. Bond Current Schedule

Virtus Alternative Solutions Trust	442,926,354	750,000
Virtus Equity Trust	2,501,510,365	1,900,000
Virtus Insight Trust	10,058,652,925	4,900,000	*
Virtus Opportunities Trust	17,220,460,715	7,500,000	*
Virtus Variable Insurance Trust	1,049,238,842	1,250,000
Duff & Phelps Utility and Corporate Bond Trust, Inc.	409,840,130	750,000
DNP Select Income Fund, Inc.	3,402,162,530	2,100,000
DTF Tax Free Income, Inc.	205,822,076	600,000
Duff & Phelps Global Utility Income Fund, Inc.	995,188,825	1,000,000
Duff & Phelps Select Energy MLP Fund, Inc.	381,673,201	750,000
Virtus Total Return Fund	175,926,852	600,000
Virtus Global Multi-Sector Income Fund	264,284,277	750,000
The Zweig Fund, Inc.	320,679,016	750,000
The Zweig Total Return Fund, Inc.	451,585,902	750,000

TOTAL	37,879,952,010	24,350,000

*	Maximum Required Bond is $2.5 Million